CLECO CORPORATION	EXHIBIT 12(a)

Computation of Ratios of Earnings to Fixed Charges and of Earnings to Combined Fixed Charges and Preferred Stock Dividends
	FOR THE THREE MONTHS ENDED		FOR THE SIX MONTHS ENDED		FOR THE TWELVE MONTHS ENDED
(THOUSANDS, EXCEPT RATIOS)	JUNE 30, 2012
Earnings from continuing operations	$46,686		$76,718		$173,203
Undistributed equity income from investees	—		(1)		1
Income taxes	20,520		33,930		88,113
Earnings from continuing operations before income taxes	$67,206		$110,647		$261,317
Fixed charges:
Interest	$20,175		$40,461		$58,108
Amortization of debt expense, premium, net	919		1,601		3,136
Portion of rentals representative of an interest factor	124		242		498
Interest of capitalized lease	410		831		1,705
Total fixed charges	$21,628		$43,135		$63,447
Earnings from continuing operations before income taxes	$67,206		$110,647		$261,317
Plus: total fixed charges from above	21,628		43,135		63,447
Plus: amortization of capitalized interest	128		256		512
Earnings from continuing operations before income taxes and fixed charges	$88,962		$154,038		$325,276
Ratio of earnings to fixed charges	4.11	X	3.57	X	5.13	X